March 3, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Response to SEC Comment Letter
Form 10-K for the Fiscal Year Ended November 30, 2024
File No. 001-31913

Dear Mr. Wojciechowski and Mr. Babula,

On behalf of NovaGold Resources Inc., we are submitting this response to the comment letter dated February 21, 2025, in relation to the filing of our Form 10-K for the fiscal year ended November 30, 2024.

Staff Comment:

We understand that you have included the financial statements of Donlin Gold LLC to comply with Rule 3-09 of Regulation S-X, and while it appears that the auditors may have audited all three fiscal years, the opinion expressed indicates coverage only for the years ended November 30, 2024 and November 30, 2023. Please arrange to obtain and file an amendment that includes these financial statements and an opinion that covers all three fiscal years to comply with the aforementioned requirement.

Company Response:

In response to the SEC’s comment, we acknowledge that the independent registered public accounting firm’s report on the financial statements of Donlin Gold LLC included in our 10-K currently covers only the fiscal years ended November 30, 2024, and November 30, 2023, but does not cover the fiscal year ended November 30, 2022. The original audit report inadvertently omitted a reference to the audit of the financial statements for the fiscal year ended November 30, 2022, despite the fact that all three fiscal years—2024, 2023, and 2022—were audited.

NovaGold Resources Inc. 201 South Main Street, Suite 400, Salt Lake City, UT 84111 T 801-639-0511	www.novagold.com nyse, tsx: NG

The corrected audit report, which includes an opinion covering all three fiscal years will be included in an amendment to the Form 10-K. To address this matter and ensure full compliance with Rule 3-09 of Regulation S-X, we are taking the following steps:

1.	Amendment Filing: We plan to file an amendment to our Form 10-K that will include the necessary updates to the auditor’s report, so that it covers all three fiscal years, including the fiscal year ended November 30, 2022. The amended filing will also include an explanatory paragraph outlining the update to the financial statement coverage.

2.	Exhibit Filing: In addition to the revised financial statements, we will file a new exhibit to the 10-K, containing the updated auditor’s report, the required consent from the auditors, and updated certifications of NovaGold Resources Inc.’s CEO and CFO as Exhibits 31.1, 31.2, 32.1 and 32.2.

We expect to file the amendment promptly in response to the Staff’s comment.

We believe these actions address the SEC’s comment, and we are available to discuss further or provide additional information as needed. Thank you for your attention to this matter.

Sincerely,

NOVAGOLD RESOURCES INC.

/s/ Peter Adamek

Peter Adamek
Vice President & Chief Financial Officer

www.novagold.com nyse, tsx: NG